UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 4)*
BankAtlantic Bancorp, Inc.

(Name of Issuer)
Class A Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)
065908600

(CUSIP Number)
BFC Financial Corporation
2100 West Cypress Creek Road
Fort Lauderdale, Florida 33309
Attn: Alan B. Levan, Chairman of the Board, President and Chief Executive Officer
(954) 940-4900

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
June 16, 2011

(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.
*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	065908600

1	NAMES OF REPORTING PERSONS BFC Financial Corporation (I.R.S. NO. 59-2022148)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

FLORIDA

	7	SOLE VOTING POWER

NUMBER OF		41,641,779(1)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		207

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		41,641,779(1)

WITH	10	SHARED DISPOSITIVE POWER

207

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

41,641,986(1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

52.6%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

HC
(1) Includes 975,225 shares of the Issuer’s Class B Common Stock owned by BFC. These shares are convertible at any time in BFC’s discretion on a share-for-share basis into the Issuer’s Class A Common Stock.

Amendment No. 4 to Schedule 13D
     This Amendment No. 4 to Schedule 13D is being filed by BFC Financial Corporation, a Florida corporation (“BFC”), to amend to the extent expressly set forth herein the Schedule 13D filed on August 28, 2008, as previously amended, relating to the Class A Common Stock, par value $0.01 per share, of BankAtlantic Bancorp, Inc., a Florida corporation (the “Issuer”). The Issuer’s principal executive offices are located at 2100 West Cypress Creek Road, Fort Lauderdale, Florida 33309.
Item 3: Source and Amount of Funds or Other Consideration
     BFC used funds from working capital to purchase the 13,333,333 shares of the Issuer’s Class A Common Stock reported hereby. The aggregate purchase price for such shares was $10 million.
Item 4: Purpose of Transaction
     BFC acquired an aggregate of 13,333,333 shares of the Issuer’s Class A Common Stock through the exercise of basic subscription rights in the Issuer’s recently completed rights offering (the “Rights Offering”). As described in further detail in the Issuer’s prospectus supplement dated May 16, 2011 (the “Prospectus Supplement”), the Issuer distributed to its shareholders as of the close of business on May 12, 2011 (the “Record Date”) 0.624 subscription rights for each share of the Issuer’s Class A Common Stock and Class B Common Stock owned by the shareholder at that time. Fractional subscription rights were not issued, but instead were rounded up to the next largest whole number. Each subscription right entitled the holder thereof to purchase one share of the Issuer’s Class A Common Stock at a purchase price of $0.75 per share. Shareholders who exercised their basic subscription rights in full were also given the opportunity to request to purchase, at the same $0.75 per share purchase price, additional shares of the Issuer’s Class A Common Stock that were not purchased by other shareholders through the exercise of the basic subscription rights granted to them. The Rights Offering commenced on May 16, 2011 and expired on June 16, 2011.
     BFC may be deemed to control the Issuer by virtue of its ownership and voting position with respect to the Issuer’s Class A Common Stock and Class B Common Stock, as described in Item 5 below. Notwithstanding BFC’s controlling interest in the Issuer, BFC does not currently have any plans that would result in any of the occurrences enumerated in (a) through (j) of Item 4 of Schedule 13D. However, BFC may from time to time make additional investments in securities of the Issuer or sell all or any part of its investment in the Issuer, in each case either in the open market or in privately negotiated transactions, or otherwise formulate a plan or make a proposal to the Issuer relating to any of the other occurrences enumerated in (a) through (j) of Item 4 of Schedule 13D. Additionally, Alan B. Levan and John E. Abdo (who collectively may be deemed to control BFC by virtue of their ownership and voting position with respect to BFC’s Class A Common Stock and Class B Common Stock, and who serve as Chairman, Chief Executive Officer and President of BFC and Vice Chairman of BFC, respectively) serve as Chairman and Chief Executive Officer of the Issuer and Vice Chairman of the Issuer, respectively. In addition, Jarett S. Levan, the son of Mr. Alan Levan, serves as an executive officer and director of each of BFC and the Issuer, and D. Keith Cobb serves as a director of both companies. In such capacities, Messrs. Alan and Jarett Levan, Abdo and Cobb may in the future formulate a plan or make a proposal relating to any of the occurrences enumerated in (a) through (j) of Item 4 of Schedule 13D. These plans and proposals may relate to capital raising activities, including the potential issuance of the Issuer’s securities in public or private offerings, which may be pursued at the Issuer’s parent company level, directly by the Issuer’s bank subsidiary or both. The Issuer may also from time to time in the future award to its executive officers and directors, including Messrs. Alan and Jarett Levan, Abdo and Cobb, restricted shares of the Issuer’s Class A Common Stock and/or options to purchase shares of the Issuer’s Class A Common Stock, in each case under the Issuer’s stock incentive plans. Any such grants will be determined and approved by the Compensation Committee of the Issuer’s Board of Directors.
Item 5: Interest in Securities of the Issuer
     BFC and, to the best of its knowledge, its executive officers, directors and control persons, currently beneficially own shares of the Issuer’s Class A Common Stock as set forth in the following table. Unless otherwise noted, each beneficial owner has sole voting and investment power over the shares beneficially owned.

	Class A Common Stock	Percent of
	Ownership	Class A Common Stock(1)
BFC Financial Corporation(2)	41,641,986(3)	52.6%(4)
Alan B. Levan(2)(5)	42,186,443(3)(6)(7)(8)	53.2%(4)
John E. Abdo(2)	42,162,612(3)(7)(8)	53.2%(4)
Jarett Levan(5)	73,322(8)	*
Seth M. Wise	7,651(7)(8)	*
D. Keith Cobb	58,535(8)(9)	*
William Nicholson	11,967(10)	*
Darwin Dornbush	300(11)	*
Maria R. Scheker	62	*

*	Less than one percent.

(1)	Based on 63,131,721 shares of the Issuer’s Class A Common Stock outstanding as of May 12, 2011 and 15,129,524 shares of the Issuer’s Class A Common Stock issued in the Rights Offering. Also based on: (a) the 975,225 shares of the Issuer’s Class B Common Stock owned by BFC, as described in footnote 3 below, with respect to the ownership percentage of BFC and Messrs. Alan Levan and Abdo; and (b) the shares of the Issuer’s Class A Common Stock which may be acquired within 60 days pursuant to the exercise of stock options, as described in footnote 8 below, with respect to the ownership percentage of the persons named in such footnote.

(2)	BFC may be deemed to be controlled by Messrs. Alan Levan and Abdo, who collectively may be deemed to have an aggregate beneficial ownership of shares of BFC’s Class A Common Stock and Class B Common Stock representing approximately 72% of the total voting power of BFC. As a result, the shares owned by BFC may be deemed to be beneficially owned by each of Messrs. Alan Levan and Abdo and are reflected in the table above with respect to each of their holdings.

(3)	Includes: (a) the 13,333,333 shares of the Issuer’s Class A Common Stock purchased by BFC in the Rights Offering; (b) 98 shares of the Issuer’s Class A Common Stock held through Eden Services, Inc., a direct, wholly-owned subsidiary of BFC; (c) 109 shares of the Issuer’s Class A Common Stock held through ODI Program Partnership LLLP, the general partner of which is an indirect, wholly-owned subsidiary of BFC;

and (d) 975,225 shares of the Issuer’s Class B Common Stock held directly by BFC which are convertible at any time in BFC’s discretion on a share-for-share basis into the Issuer’s Class A Common Stock.

(4)	Each of BFC and Messrs. Alan Levan and Abdo may be deemed to beneficially own shares of the Issuer’s Class A Common Stock and Class B Common Stock representing approximately 75% of the total voting power of the Issuer.

(5)	Mr. Alan Levan is the father of Mr. Jarett Levan.

(6)	Includes: (a) 1,962 shares of the Issuer’s Class A Common Stock held by Levan Enterprises, Ltd. (including 754 shares purchased by such partnership in the Rights Offering); (b) 1,318 shares of the Issuer’s Class A Common Stock held by Levan Partners, LLC (including 507 shares purchased by such company in the Rights Offering); and (c) 290,350 shares of the Issuer’s Class A Common Stock held by Levan BBX Stock Partners, LP.

(7)	Includes beneficial ownership of units of interest in the following number of shares of the Issuer’s Class A Common Stock held by the BankAtlantic Security Plus (401(k)) Plan: Mr. Alan Levan — 15,993 shares; Mr. Abdo — 56,062 shares; and Mr. Wise — 618 shares.

(8)	Includes beneficial ownership of the following number of shares of the Issuer’s Class A Common Stock which may be acquired within 60 days pursuant to the exercise of stock options: Mr. Alan Levan — 55,352 shares; Mr. Abdo — 36,902 shares; Mr. Jarett Levan —13,187 shares; Mr. Wise — 6,226 shares; and Mr. Cobb — 19,539 shares.

(9)	Includes 254 shares of the Issuer’s Class A Common Stock which are held by Mr. Cobb’s wife, as to which Mr. Cobb disclaims having voting or investment power.

(10)	Includes 4,599 shares of the Issuer’s Class A Common Stock purchased by Mr. Nicholson in the Rights Offering.

(11)	Includes 160 shares of the Issuer’s Class A Common Stock purchased by Mr. Dornbush in the Rights Offering.
     Other than as described herein, neither BFC, nor, to the best of its knowledge, any of its executive officers, directors or control persons, has effected any transaction in any shares of the Issuer’s Class A Common Stock during the past 60 days.

Signature
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
June 24, 2011
Date
BFC Financial Corporation
/s/ John K. Grelle
Signature
John K. Grelle/Executive Vice President and Chief Financial Officer
Name/Title